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                              July 9, 2021

       Karl Peterson
       Non-Executive Chairman and Director
       TPG Pace Tech Opportunities Corp.
       301 Commerce St., Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Pace Tech
Opportunities Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 22, 2021
                                                            File No. 333-254485

       Dear Mr. Peterson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       What are the PIPE Financing and the Forward Purchase Agreements?, page xix

   1. We note your revised disclosure in response to prior comment 2. Please also discuss the purchase of forward
purchase securities by certain officers and directors of TPG Pace, including whether they
will receive extra securities under the forward purchase
                                                        agreements or under the
anti-dilution provisions of the Series F shares, and the effective purchase price they
will pay. Also disclose any such benefits to the officers and directors of TPG Pace where you
discuss their purchase of forward purchase securities, such as on pages xxxvii, 38, 84
and 160.
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
July 9, 2021NameTPG Pace Tech Opportunities Corp.
July 9,2 2021 Page 2
Page
FirstName LastName
What happens if a substantial number of public shareholders vote in favor of the Business
Combination Proposal...?, page xxx

2. We note your response and revised disclosure to prior comment 6; however, the added table does not illustrate the disproportionate downsize initial investment risk shared by redeeming and non-redeeming public shareholders at differing redemption amounts.
         Please revise accordingly.
What interests do the TPG Pace Initial Shareholders and TPG Paces other current officers and directors have in the Business Combination?, page xxxvi

3.       In response to prior comment 13, you disclose that TPG Capital BD could receive
         additional fees in connection with the business combination, including a portion of an
         incentive fee allocable in TPG Pace   s discretion to one or more
Capital Markets Advisors
         and 30% of deferred underwriting fees and placement agent fees for the Forward Purchase
         Agreement allocable in TPG Pace's discretion to any financial institution that is a member of FINRA. While we understand the allocation of the fees may not be finalized yet, please disclose the total amount of these additional fees to be allocated by TPG Pace so shareholders can understand the potential additional fees TPG Capital BD could receive in connection with the business combination.
Organization Structure, page 7

4. We note your revised disclosures regarding aggregate voting power and economic interest percentages in Nerdy Inc. and Nerdy LLC in response to prior comment
16. Please
         separately disclose, preferably within the various organization charts, the direct economic interest and voting interest percentages in Nerdy Inc. for each group of equity interest holders. In this regard, we note that Class B common shares will represent a non-
         economic voting interest in Nerdy Inc.
Summary of the Proxy Statement/Prospectus
Management of OpCo, page 31

5. You disclose that after the Closing, the OpCo Board will be elected annually by the holders of a majority of the outstanding vested OpCo Units. Please clarify the vote by the majority of unit holders between Nerdy Inc. and Existing Nerdy Holders pursuant to
         Section 6.4 of the LLC Agreement.
Background of the Business Combination, page 144

6. We note your response to prior comment 23 regarding what consideration the TPG Pace board has given to the possibility that Nerdy Inc. will not have effective management and control over the affairs and decision-making of Nerdy after the business combination.
         Please include your response in the proxy statement/prospectus. In this regard, since the
         TPG Pace board is making a current recommendation on the proposals being presented to
 Karl Peterson
TPG Pace Tech Opportunities Corp.
July 9, 2021
Page 3
         shareholders, material developments and changes to the business combination transaction and related agreements should be addressed. For example, also discuss whether redemptions over 52.2% and the resulting loss of Nerdy Inc.'s management and control over Nerdy LLC would impact the anticipated tax benefits of an election under Section
         754 of the Internal Revenue Code.
7. In addition, in light of the disclosure that Nerdy Inc. will acquire less than 50% of the voting interests in Nerdy LLC and will lack control over the operational and financial decisions of Nerdy LLC if the level of redemptions is at or exceeds 23,511,904 shares, or
         52.2% of the public shares, address how how the TPG Pace board has considered and would comply with the following representations made in the prospectus
for TPG Pace   s
         initial public offering:
             TPG Pace    will only complete such business combination if the
post-transaction
              company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended.
             "If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the
              80% of net assets test."
8. Please provide us with an analysis as to whether, if 52.2% or more of the public shares are redeemed, Nerdy Inc. would meet the definition of an investment company under Section
         3(a) of the Investment Company Act of 1940 and, if so, whether Nerdy Inc. would be exempted from this definition or would be otherwise exempt from registering with the
         Commission as an investment company.
Unaudited Pro Forma Condensed Combined Information
Note 1 - Basis of Presentation, page 228

9. Please revise your disclosure throughout regarding the Nerdy LLC Board of Managers for
FirstName LastNameKarl Peterson
        consistency with your response to prior comment 26. In this regard, you disclose that the
Comapany    NameTPG
        Nerdy  LLC willPace  Tech Opportunities
                         be governed  by a Board Corp.
                                                  of Managers consisting of
three Managers and on
July 9, page
        2021 xvi you
              Page 3 disclose that after the merger Nerdy Inc. will be the manager of OpCo.
FirstName LastName
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
July 9, 2021NameTPG Pace Tech Opportunities Corp.
July 9,4 2021 Page 4
Page
FirstName LastName
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Sarah K. Morgan, Esq.